U.S. Securities and Exchange Commission

Washington, DC 20549

Amended Notice of Exempt Solicitation

Submitted Pursuant to Rule 14a-6(g)

1. Name of the Registrant: BlackRock, Inc.

2. Name of person relying on exemption: The Comptroller of the City of New York, on behalf of the New York City Employees’ Retirement System

3. Address of person relying on exemption: 1 Centre Street, 8th Floor, New York, New York 10007

4. Written materials required to be submitted pursuant to Rule 14a-6(g)(1):

•	Attachment 1: Text of posts from the New York City Comptroller Twitter Account
•	Attachment 2: Text of newsletter from the New York City Comptroller email

Attachment 1: Text of tweets sent from the New York City Comptroller Twitter Account (https://twitter.com/NYCComptroller)

Text of tweet posted on 5/3/24 (https://x.com/nyccomptroller/status/1786380437528404454?s=46&t=gV3aibBFf42SmLsjBy8lBg)

@BlackRock has publicly committed to "supporting the goal of net zero greenhouse gas emissions by 2050 or sooner."

Appointing Amin Nasser—head of one of the biggest oil companies—as BlackRock's new board director would pose EXTREME conflicts of interest.

https://t.co/UoyXSeHVld (Headline of attached Reuters article: New York City pension leader opposes election of Aramco's chief as BlackRock director)

Text of tweet posted on 5/2/24 (https://x.com/nyccomptroller/status/1786062227545469150?s=46&t=gV3aibBFf42SmLsjBy8lBg)

The election of Saudi Aramco CEO Amin Nasser is a step backward for @BlackRock when the need for climate action has never been more urgent.

He has described the climate transition as a "fantasy."

Our office and pension trustees urge investors to vote NO on his nomination.

Text of retweet of post by @bmcushing on 5/1/24 (https://x.com/bmcushing/status/1785799078929895514?s=46&t=gV3aibBFf42SmLsjBy8lBg)

Breaking: @NYCComptroller & the NYC employees' pension fund announced it will use its shareholder power to vote against the CEO of Saudi Aramco retaining a seat on the board of @BlackRock — and is urging other $BLK shareholders to vote against him too.

https://t.co/9KiFqbjyK5 (Headline of Bloomberg article: NYC Pushes BlackRock Investors to Vote Against Aramco CEO)

Attachment 2: Text of newsletter from the New York City Comptroller email

Sent on 5/5/24

Dear New Yorkers,

Staring up at the hulking David N. Dinkins Municipal Building at 1 Centre Street – the century-old edifice where New Yorkers have kept the gears turning for generations – it’s worth remembering what’s going on inside. I’m perpetually proud of the important work happening here, and have tremendous gratitude for our staff of over 700 civil servants: New Yorkers who work on behalf of their fellow New Yorkers.

Every day, workers across more than 16 bureaus ensure that the City’s bills are paid, we’re connected with New York’s diverse communities, agencies are run effectively, public money is well-managed, retirees have financial security (including our work to ensure they’re not forced onto inferior Medicare Advantage health plans), infrastructure projects are financed, workers aren’t cheated out of fair pay, and SO much more.

Here’s some of what we’ve been working on lately:

•	On behalf of the New York City Employees’ Retirement System (NYCERS), we filed an exempt solicitation urging BlackRock shareholders to “VOTE NO” against the board election of Saudi Aramco CEO Amin H. Nasser. Nasser is head of one of the biggest oil companies in the world and has been an advocate for the expansion of fossil fuels. He once called decarbonization “a fantasy.” Appointing him as BlackRock's new board director would pose EXTREME conflicts of interest.

•	We debuted a new video series highlighting employees in the Comptroller’s Office—showing you who makes our work possible and how our office works. This week, we tagged along with Shachi, who has overseen compliance in our Bureau of Asset management for several years. She explains what “compliance” is all about.

•	Now taking submissions! Do you know an organization that provides essential services to LGBTQIA+ New Yorkers? Register your group, club, or organization for the Comptroller’s 2024 LGBTQIA+ Directory. You'll included in the most comprehensive guide for LGBTQIA+ resources in NYC.

•	Did you know that in New York City, there is not a single public library left that is open 7 days a week anymore? When it comes to our City budget, we cannot be penny-wise and pound-foolish by cutting critical programs that people rely on. I talked to CNBC about how everyday New Yorkers will bear the brunt of these cuts.

More soon,

Brad